Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2007

Chris Mao Peng
Chairman and Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
Suite 602, China Life Tower
No. 16, Chaowai Street
Chaoyang District, Beijing
China 100020

Re: China Biopharmaceuticals Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File Number: 000-09987

Dear Mr. Peng:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Legal Proceedings, page 21

1.   Please explain to us in greater detail the "revenue problems' that you identified related to the acquisition of Enshi.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 24

2.   Please revise your discussion to include why minority interest varied so significantly in the current period as well as why it seems to increase the loss incurred for the period.

Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

3.   Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. It also appears that the diluted calculation for the current year is antidilutive, so it should reflect the same amounts as the "Basic" calculation. Please revise this presentation both in the statement of operations and throughout the document. Refer to paragraph 13 of SFAS 128.

Consolidated Statements of Cash Flows, page F-5

4.   In your response letter dated February 13, 2007, comment eleven, you acknowledged that it is more appropriate to include "Long term other receivables – related parties" as an investing activity. Please revise your presentation to include this line item as an investing activity. In addition, please explain why you included "Long term other receivables" as an operating activity. We note that you included this line as an investing activity in the March 31, 2007 10-QSB. Please revise your presentation to include this line item as an investing activity. Finally, please explain to us why "Other receivables – related party" is classified as an operating activity. In your response letter dated February 13, 2007, comment two, you classified this line item as an investing activity.

Note 8 – Related Parties Transactions, page F-18

Long Term Other Receivables – Related Parties, page F-19

5.   In your response letter dated February 13, 2007, comment eleven, you confirmed that you would disclose the nature of the receivables in future filings. Please revise your disclosure to include this information.

Note 15 – Business Combinations, page F-24

Erye Acquisition, page F-24

Chris Mao Peng
China Biopharmaceuticals Holdings, Inc.
June 29, 2007
Page 3

6.   We read your response to comment five and your revised disclosures. We
      continue to have questions related to this process, and would like you to address
      the following items:
      • At the time of the acquisition you made an estimate of the fair value of the
        shares based on the best available evidence. Since the shares were not
        actively traded at the time of the acquisition, paragraph 23 of SFAS 141
        indicates that the fair value of the assets and liabilities of the acquired entity
        should be considered in the purchase price determination based on the net fair
        value of assets acquired and debt assumed as you did when you "reevaluated"
        the common stock value. Your later decision to "reevaluate" the fair value of
        shares issued as part of the purchase price and use this information appears to
        be in essence correcting what should have been done at the time of the
        acquisition given that the allocation period referenced in SFAS 141 is meant
        to be used to refine the purchase price allocation but not to amend the original
        purchase price.
      • Explain how your use of the acquiree's book value, as you disclosed in the
        2006 10-KSB, complies with SFAS 141 which states that fair value should be
        used.
      • You disclose in the 2006 10-KSB that you obtained an independent appraisal
        report form a Chinese CPA firm to evaluate the acquiree's assets and
        liabilities. This reference and all other references to independent appraisals
        suggest to an investor that you are placing reliance on the firm, which the staff
        believes requires that the firm's name be included in the '34 Act filing. Please
        advise.

Enshi Acquisition, page F-25

7.   You state that $2.6 million of purchase price originally allocated to receivables
      has been re-allocated to buildings and land use rights. It appears as though
      management determined that the receivables were non-existent and that this was
      not as a result of the independent appraisal. The allocation period referenced in
      SFAS 141 is not meant to cover information that was not previously obtainable
      that becomes obtainable. The definition of allocation period in SFAS 141 states
      that, "The allocation period ends when the acquiring entity is no longer waiting
      for information that it has arranged to obtain and that is known to be available or
      obtainable." Therefore, please confirm whether the information related to these
      receivables was obtained during the independent appraisal. In addition, since the
      $2.6 million was re-allocated to buildings and land use rights please confirm how
      the amounts assigned continue to reflect the fair values of those assets.

Discontinued Operation – Suzhou Hengyi, page F-26

8.   Refer to your response to comment eight. Please tell us the per share value you assigned to the 1.2 million shares rescinded in this transaction and tell us the trading price of your shares at the rescission date. Explain the reason for any difference between these two values.

9.   Since it appears that you are restating the gain/loss on this disposal in the current period from what you originally presented in the Form 10-QSB for September 30, 2006, please revise your note to clearly indicate this and the impact that this restatement had for that period. Refer to paragraph 26 of SFAS 154.

Note 16 – Shareholders' Equity, page F-27

Private placement closed in June, 2005 (the "Initial Preferred A Private Placement"), page F-28

10.   You make the statement related to these warrants and all others discussed in this note that the "warrants have no value." Please provide us your analysis of this statement including the Black-Scholes calculation that supports this assertion.

Issuance of Shares/Warrants for Services, page F-30

11.   Please tell us the per share value you assigned to the 99,805 shares issued during 2006 for services and tell us the trading price of your shares at each issuance date. Explain the reason for any difference between the value assigned and the trading price.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant